Exhibit 99.1

Nano Labs Announces $50 Million BTC Purchase Plan

Hong Kong, December 2, 2024 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced its plan to purchase and hold $50 million worth of Bitcoin (“BTC”) over the next five years. This strategic decision underscores the Company’s confidence in BTC as a long-term store of value and a foundational asset within the rapidly evolving Web 3.0 ecosystem.

As an active participant in the Web 3.0 space, Nano Labs has consistently expanded its presence through innovative product offerings, including its B series for BTC mining and V series for ETC (“ETH”) mining. The Company views BTC as an increasingly pivotal role in the digital asset ecosystem, driven by recent market trends, favorable policy shifts, and growing institutional adoption.

By incorporating BTC into its strategic asset portfolio, Nano Labs aims to strengthen its market position and contribute to the broader adoption and growth of the digital economy.

The Company cautions investors that the purchase plan may be affected by various factors, including but not limited to: market conditions, regulatory changes, the Company’s financial position, and other business considerations. The Company is not obligated to execute this purchase plan and may modify, suspend, or abandon it at any time without notice.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com